Exhibit 99.1

ROGERS CABLE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2004 Annual MD&A and our 2004 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 22 of our 2004 Annual Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2004. This MD&A is current as of October 24, 2005.

In this MD&A, the terms “we”, “us”, and “our” refer to Rogers Cable Inc.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

COMPANY OVERVIEW

We are Canada’s largest cable television company, serving approximately 2.26 million basic cable subscribers at September 30, 2005, representing approximately 29% of basic cable subscribers in Canada. At September 30, 2005, we provided digital cable services to approximately 840,100 households and Internet service to almost 1.1 million subscribers.

We have highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland. Our Ontario cable systems, which comprise approximately 90% of our basic cable subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Our New Brunswick and Newfoundland cable systems in Atlantic Canada comprise the balance of our subscribers.

Through our advanced broadband networks, we offer a diverse range of services, including analog and digital cable television services and residential and commercial Internet services. At September 30, 2005, over 96% of our total cable plant was two-way addressable and able to offer high-speed Internet service, approximately 99% of the homes passed in our service areas were able to receive digital cable services and approximately 85% of the homes passed in our service areas had Video-on-Demand (“VOD”) available.

In addition, we have deployed an advanced broadband Internet Protocol multimedia network to support primary line voice-over-cable telephony and other new telephony services to approximately 79% of our homes passed and are continuing to deploy this network across the remainder of our cable service areas. On July 1, 2005, we introduced our Rogers Home Phone cable telephony service offering in the Greater Toronto Area. Rogers Home Phone over-cable service is expected to be rolled out across our other cable areas over the coming months.

Rogers Cable Inc.	-1-	Third Quarter 2005

We also offer digital video disc (“DVD”), videocassette and video game sales and rentals through Rogers Video, Canada’s second largest chain of video rental stores. There were 311 Rogers Video stores at September 30, 2005, many of which provide customers with the ability to purchase Rogers’ cable and wireless products and services, to pay their Rogers’ cable television, Internet or wireless bills and to pick up or return Rogers equipment.

SUMMARY CONSOLIDATED FINANCIAL RESULTS

For the Third Quarter Ended September 30, 2005

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
(In millions of dollars, except per share amounts)	2005	2004	% Chg	2005	2004	% Chg
Operating revenue
Core cable	$326.7	$316.4	3.3	$963.9	$933.2	3.3
Internet	110.4	96.5	14.4	322.1	278.2	15.8
Total cable revenue	437.1	412.9	5.9	1,286.0	1,211.4	6.2
Video stores	77.1	77.4	(0.4)	235.5	228.3	3.2
Intercompany eliminations	(1.1)	(0.9)	22.2	(3.1)	(2.4)	29.2
Total operating revenue	513.1	489.4	4.8	1,518.4	1,437.3	5.6

Operating expenses
Cost of Video stores sales	36.3	36.0	0.8	108.9	105.9	2.8
Sales and marketing expenses	66.1	68.3	(3.2)	198.5	186.0	6.7
Operating, general and administrative expenses	239.7	212.8	12.6	689.8	630.2	9.5
Management fees	10.3	9.8	5.1	30.3	28.7	5.6
Intercompany eliminations	(1.1)	(0.9)	22.2	(3.1)	(2.4)	29.2
Total operating expense	351.3	326.0	7.8	1,024.4	948.4	8.0

Operating profit (1)
Cable	167.9	166.4	0.9	510.2	499.9	2.1
Video stores	4.2	6.8	(38.2)	14.1	17.7	(20.3)
Management fees	(10.3)	(9.8)	5.1	(30.3)	(28.7)	5.6
Total operating profit	161.8	163.4	(1.0)	494.0	488.9	1.0

Depreciation and amortization	119.6	112.2	6.6	359.2	348.4	3.1

Operating income	42.2	51.2	(17.6)	134.8	140.5	(4.1)
Interest expense	(64.7)	(60.9)	6.2	(198.8)	(181.8)	9.4
Foreign exchange gain (loss)	9.2	9.5	(3.2)	5.8	(49.7)	(111.7)
Loss on repayment of long-term debt	-	-	-	-	(18.0)	(100.0)
Gain on sale of investments	-	-	-	2.8	-	-
Writedown of investments	-	-	-	-	(0.5)	-
Change in the fair value of derivative instruments	0.5	(2.7)	-	1.7	37.1	(95.4)
Other income (expense)	0.5	-	-	0.5	(0.4)	-
Income tax expense	(0.9)	(1.5)	(40.0)	(3.7)	(4.3)	(14.0)
Loss for the period	$(13.2)	$(4.4)	-	$(56.9)	$(77.1)	(26.2)
Loss per share, basic and diluted	$(0.06)	$(0.02)	-	$(0.26)	$(0.35)	(26.2)
Additions to property, plant and equipment (1)	$173.8	$126.5	37.4	$471.3	$344.6	36.8

Operating profit margin: (1)
Cable	38.4%	40.3%		39.7%	41.3%
Video stores	5.4%	8.8%		6.0%	7.8%

(1)	As defined - See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit, Operating Profit Margin” and “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment (“PP&E”)” sections. The Cable operating profit and operating profit margin calculated above includes the impact of Rogers Home Phone (“RHP”).

Rogers Cable Inc.	-2-	Third Quarter 2005

Cable Revenue and Subscribers

	Three Months Ended Sept. 30,				Nine Months Ended Sept. 30,
(Subscriber statistics in thousands, except ARPU)	2005	2004	Chg	% Chg	2005	2004	Chg	% Chg
Homes passed					3,355.2	3,270.1	85.1	2.6

Customer relationships (1)					2,389.2	2,340.8	48.4	2.1
Customer relationships, net additions (3)	30.8	5.5	25.3	-	33.3	1.5	31.8	-

Basic cable subscribers					2,255.8	2,248.8	7.0	0.3
Basic cable, net additions/ (losses) (3)	17.4	(3.5)	20.9	-	1.1	(20.7)	21.8	-
Core cable ARPU (2)	$48.45	$46.97	$1.48	3.2	$47.61	$45.94	$1.67	3.6

Internet subscribers					1,083.0	879.5	203.5	23.1
Internet, net additions (3)	61.3	43.3	18.0	41.7	146.3	101.7	44.6	43.8
Internet ARPU (2)	$35.14	$37.74	$(2.60)	(6.9)	$35.56	$37.40	$(1.84)	(4.9)

Digital terminals in service					1,025.5	729.3	296.2	40.6
Digital terminals, net additions	101.4	48.0	53.4	111.2	229.8	115.6	114.2	98.8
Digital households					840.1	627.0	213.1	34.0
Digital households, net additions (3)	71.0	37.3	33.7	90.3	164.7	91.8	72.9	79.5

Cable telephony subscribers					18.1	N/A	N/A	N/A

(1)	As defined in our 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Subscriber Counts” section and as calculated in the “Supplementary Information - Non-GAAP Calculations”.
(2)	As defined in our 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue per Subscriber” section and as calculated in “Supplementary Information - Non-GAAP Calculations”.
(3)	Effective August 2005, voluntarily deactivating cable and Internet subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 16,500 greater net basic cable additions, 8,000 greater high speed Internet additions and 5,500 greater digital household net additions.

Core Cable Revenue

The increase in Core Cable revenue for both the three and nine months ended September 30, 2005 of 3.2% and the increase in average monthly revenue per subscriber (“ARPU”) for the three months ended September 30, 2005 to $48.45 from $46.97 compared to the prior year reflect the growing penetration of our digital products, our continued up-selling of customers into enhanced programming packages, and certain pricing increases. These increases were partially offset by the impact of discounts associated with increasing adoption of our bundled offerings which offer a discount on price and to the declined equipment revenues resulting primarily from a decrease in equipment rental prices. To mitigate impacts on ARPU and operating profit margins associated with bundled offering discounts, effective during the fourth quarter of 2005 once systems permit, Rogers is modifying its Better Choice Bundles plans to reduce certain of the available discounts.

As of September 30, 2005, the digital subscriber base grew by 34.0% from the same period of the prior year. The promotion of Rogers Better Choice Bundles combined with our Personal TV marketing campaign were the contributors to the growth in our digital subscriber base of 71,000 and 164,700 customers in the three and nine months ended September 30, 2005, respectively. The market adoption of our on-demand services continues to increase and we believe these services will be further enhanced by our agreement signed on October 3, 2005 with Warner Bros. International Television Distribution for access to its extensive content library.

Rogers Cable Inc.	-3-	Third Quarter 2005

Internet Revenue

The growth in Internet revenues of 14.4% and 15.8% for the three months and nine months ended September 30, 2005, respectively, primarily reflects the 23.1% increase in the number of Internet subscribers from the previous year. We believe this increase is due primarily to the marketing of our Rogers Yahoo! offering and Rogers Better Choice Bundle promotions. Our marketing efforts in 2005 also recognize and attract customers with varying needs, which has resulted in higher penetration for our lower-priced entry level Internet offerings. Average monthly revenue per Internet subscriber has decreased over the corresponding 2004 periods primarily reflecting the increased penetration of lower-priced offerings and the impact of bundling, which we believe to be an effective tactic in retaining customers.

During the quarter, net Internet additions of 61,300 represented an increase of 41.7% compared to the same period last year. With the Internet subscriber base now at approximately 1.1 million, we now have 42.1% Internet penetration of basic cable households, and 32.3% Internet penetration as a percentage of all homes passed by our cable networks.

Cable Telephony Revenue

The Rogers Home Phone voice-over-cable telephony service was launched on July 1, 2005 in the Greater Toronto Area and began contributed to Cable’s revenues for the first time this quarter. In the three months ended September 30, 2005, revenues from cable telephony totalled $0.7 million, which is included in Core Cable revenue, and we ended the quarter with 18,100 Rogers Cable telephony subscribers. Rogers Cable telephony revenues and subscribers are expected to increase over the coming periods as we continue to market and sell the service in the Toronto area and launch the service in our other cable serving areas.

Video Stores Revenue

During the third quarter of 2005, revenues at our Rogers Video (“Video”) stores were impacted by a combination of a continued lack of hit movie titles compared to last year’s third quarter as well as aggressive competition. While both dollars per transaction and the number of stores increased, same store revenues decreased by 11.0% year over year compared to the prior year due to fewer total visits in the period (“same stores” are stores that were open for the full quarters in both 2005 and 2004). Rogers Video has launched a series of initiatives to counter competitive offerings, including selected in-stock guarantee programs, extended rental periods, a fastback payback program, and the launch of an online subscription mail-delivered DVD rental service.

For the nine months ended September 30, 2005, Video revenues increased by 3.1% as the additional 23 stores and an increase in the average dollars per transaction have helped offset the impact of a 4.8% decrease in same store revenues.

Rogers Cable Inc.	-4-	Third Quarter 2005

Cable and Video Stores Operating Expenses

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Cable operating expenses
Sales and marketing expenses	$34.6	$38.4	(9.9)	$100.8	$94.5	6.7
Operating, general and administrative expenses	234.6	208.1	12.7	675.0	617.1	9.4
Total Cable operating expenses	269.2	246.5	9.2	775.8	711.6	9.0
Video stores operating expenses
Cost of sales	36.3	36.0	0.8	108.9	105.9	2.8
Sales and marketing expenses	31.5	29.9	5.4	97.7	91.5	6.8
Operating, general and administrative expenses	5.1	4.7	8.5	14.8	13.1	13.0
Total Video stores operating expenses	72.9	70.6	3.3	221.4	210.5	5.2

Management fees	10.3	9.8	5.1	30.3	28.7	5.6
Intercompany eliminations	(1.1)	(0.9)	22.2	(3.1)	(2.4)	29.2
Operating expenses	$351.3	$326.0	7.8	$1,024.4	$948.4	8.0

Our Cable sales and marketing expenses decreased on a quarter over quarter basis as the prior year period included costs related to the launch of our Rogers Yahoo! Hi-Speed Internet service and significant marketing investments in creating awareness of our unique digital offerings. We continue to invest and promote our unique digital cable advantages versus satellite competitors, as well as marketing the benefits and enhanced features provided by our Rogers Yahoo! Hi-Speed Internet product. These continuing sales and marketing efforts have contributed to the increases in our digital and Internet subscriber levels as well as resulted in improvements in customer awareness and satisfaction. For the nine months ended September 30, 2005, our 6.7% increase in sales and marketing expenses is a result of our continuation of our awareness marketing programs and an increase in the number of sales distribution channels.

The year-over-year increase in operating, general and administrative costs was driven by three primary areas. First, the substantial increase in digital penetration resulted in higher operating, general and administration expenses related to incremental programming and increased deployment and support costs. Second, the launch of Rogers Home Phone during the quarter introduced new service and support costs such as increased call centre costs to respond to the demand for information in response. The impact on our total Cable operating expenses from the launch of operations of our Rogers Home Phone product beginning on July 1, 2005 is estimated to have been approximately $9.1 million in the three months ended September 30, 2005. Third, the continued increase in Internet penetration creates incremental operating costs and increased costs associated with the significantly enhanced features embedded in the Rogers Yahoo! product offering. For the nine months ended September 30, 2005, the increases noted above are also applicable with the exception of Rogers Home Phone, which was not launched until July 1, 2005.

The year-over-year growth in Video store operating expenses relates primarily to increased marketing and operating, general and administrative expenses relating to store growth and to the launch of the various new initiatives discussed above.

Operating Profit

The revenue and expense changes described above resulted in operating profit from Core Cable services increasing by 0.9% for the third quarter and total Cable operating profit decreasing by 1.0% compared to the same quarter last year. Excluding the impact of Rogers Home Phone during the quarter on Core Cable results, operating profit would have increased by 6.0% and the Core Cable operating margin would have been 40.4% for the three months period ended September 30, 2005, compared to 40.3% in the corresponding period of 2004. Video stores also experienced a margin decline to 5.4% from 8.8% in the third quarter of 2004 due to the combination of lower sales and increased marketing and operating expenses.

Rogers Cable Inc.	-5-	Third Quarter 2005

Reconciliation of Operating Profit to Loss for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2005 for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Operating profit (1)	$161.8	$163.4	(1.0)	$494.0	$488.9	1.0
Depreciation and amortization	(119.6)	(112.2)	6.6	(359.2)	(348.4)	3.1
Operating income	42.2	51.2	(17.6)	134.8	140.5	(4.1)
Interest expense	(64.7)	(60.9)	6.2	(198.8)	(181.8)	9.4
Foreign exchange gain (loss)	9.2	9.5	(3.2)	5.8	(49.7)	(111.7)
Change in the fair value of derivative instruments	0.5	(2.7)	(118.5)	1.7	37.1	(95.4)
Loss on repayment of long-term debt	-	-	-	-	(18.0)	-
Gain on sale of investments	-	-	-	2.8	-	-
Writedown of investments	-	-	-	-	(0.5)	-
Other income (expense)	0.5	-	-	0.5	(0.4)	-
Income tax expense	(0.9)	(1.5)	(40.0)	(3.7)	(4.3)	-
Loss for the period	$(13.2)	$(4.4)	-	$(56.9)	$(77.1)	(26.2)

(1)	As defined - See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

Depreciation and Amortization Expense

The depreciation and amortization expense in the three and nine months ended September 30, 2005 has not changed significantly from the previous year. In the third quarter of 2005, depreciation expense increased due to the higher asset levels associated with the increased additions to PP&E, but this was partially offset by declining amortization related to intangible assets and pre-operating costs.

Operating Income

Operating income for the three months ended September 30, 2005 decreased to $42.2 million, a decline of $9.0 million, or 17.6%, from the $51.2 million earned in the corresponding period of 2004. On a year-to-date basis, operating income decreased by 4.1% to $134.8 million.

Interest on Long-Term Debt

Interest expense, including interest expense on intercompany debt, increased by $3.8 million to $64.7 million over the same period last year due to higher debt levels offset partially by a lower average cost of borrowing due to certain debt refinancings in the first quarter of 2004.

Foreign Exchange Loss

For the first six months of 2004, we did not treat our cross-currency interest rate exchange agreements as hedges for accounting purposes; all foreign exchange gains and losses were therefore recorded in income. Hedge accounting was applied for the three months ended September 30, 2004 and for each of the quarters in the nine months ended September 30, 2005 such that the foreign exchange gain or loss on 93.1% of our U.S. dollar-denominated debt that

Rogers Cable Inc.	-6-	Third Quarter 2005

is hedged for accounting purposes was offset by an equal and opposite gain or loss in the qualified cross-currency interest rate exchange agreements. As such, for the nine months ended September 30, 2004, we recorded a significant foreign exchange loss reflecting the exposure to foreign exchange fluctuations between the U.S. and Canadian dollars for the first six months of that period.

In addition to the impact of hedge accounting, the $9.2 million foreign exchange gain in the three month period ending September 30, 2005 ($5.8 million gain - nine months ended September 30, 2005) did not change significantly from the $9.5 million foreign exchange gain in the corresponding period of 2004 ($49.7 million loss - nine months ended September 30, 2004) given the narrower weakening of the Canadian dollar relative to the U.S. dollar during these periods of 2005 relative to 2004.

Change in Fair Value of Derivative Instruments

For the three and nine months ended September 30, 2005, the changes in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in gains of $0.5 million and $1.7 million, respectively.

Loss on Repayment of Long-Term Debt

In February 2004, we redeemed $300.0 million aggregate principal amount of our 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount which, together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

Gain on the Sale of Investments

For the nine months ended September 30, 2005, we realized a gain of $2.8 million on sale of investments associated with the sale of certain non-core investments.

Income Taxes

Income taxes for the three months ended September 30, 2005 and for the corresponding period in 2004 consisted primarily of current income tax expense relating to the Canadian Federal Large Corporations Tax.

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are highly capital-intensive. We categorize our additions to property, plant and equipment (“PP&E”) according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, our Core Cable additions to PP&E are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals and Internet and cable telephony modems and the associated installation costs;

Rogers Cable Inc.	-7-	Third Quarter 2005

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of our cable telephony initiative;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre optic network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Customer premises equipment	$81.5	$50.1	62.7	$189.1	$143.8	31.5
Scaleable infrastructure	51.3	32.0	60.3	155.1	76.5	102.7
Line extensions	19.6	13.5	45.2	49.4	36.6	35.0
Upgrade and rebuild	0.4	8.3	(95.2)	1.4	33.4	(95.8)
Support capital	18.1	19.2	(5.7)	65.6	45.6	43.9
Additions to Core Cable PP&E	170.9	123.1	38.8	460.6	335.9	37.1
Additions to Rogers Video stores PP&E	2.9	3.4	(14.7)	10.7	8.7	23.0
Additions to Rogers Cable PP&E	$173.8	$126.5	37.4	$471.3	$344.6	36.8

Spending on scaleable infrastructure has increased primarily due to investments in enhancing our IP network, our voice-over-cable telephony initiative and our capability to deliver business Internet solutions. The increased spending for customer premises equipment relates to the significant growth in the number of digital terminals in service and an increase within that mix towards higher priced PVR and HDTV digital terminals and cable telephony modems. These increases were partially offset by reduced spending on upgrades and rebuilds and support capital. Total PP&E spending on our cable telephony initiative totalled $25.9 million in the quarter and $84.8 million on a year-to-date basis.

LIQUIDITY AND CAPITAL RESOURCES

Operations

Cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from the loss for the period was $115.0 million for the three month period ended September 30, 2005 compared to $118.6 million in the corresponding period of 2004.

Taking into account the changes in non-cash working capital items for the three month period ended September 30, 2005, cash generated from operations increased by $12.0 million to $127.0 million compared to $124.0 million in the corresponding period of 2004.

Funds raised in the three month period ended September 30, 2005, totalled $219.5 million comprised of cash flow from operations of $127.0 million together with $92.0 million net proceeds from drawdowns under Cable’s bank credit facility and $0.5 million from the sale of PP&E.

Rogers Cable Inc.	-8-	Third Quarter 2005

Funds used during the three month period ended September 30, 2005 totalled approximately $208.8 million, the details of which include:

•	$176.1 million additions to PP&E which includes $2.4 million change in non-cash working capital;

•	additions to video rental and DVD inventory of $14.7 million; and

•	capital distributions to RCI of $18.0 million, consisting of our regular $6.0 million monthly distributions.

Taking into account the cash deficiency of $20.7 million at the beginning of the period, the cash deficiency at the end of the period was $10.0 million.

Financing

Our long-term financial instruments are described in Notes 8 and 9 to the 2004 Annual Audited Consolidated Financial Statements.

In June, we amended our bank credit facility so that the maximum amount of the facility has been reduced by $75.0 million to $1.0 billion comprised of $600.0 million Tranche A and $400.0 million Tranche B. Among other things, the amendment served to extend the maturity date of both Tranche A and Tranche B to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.

Other than an aggregate of $92.0 million net drawdowns under the bank credit facility, there were no other changes to our long term financing during the three-month period ended September 30, 2005.

Rogers Cable Inc.	-9-	Third Quarter 2005

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of US dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes analysis.

During the three months ended March 31, 2005, as a result of the repayment of the US$291.5 million 10% Senior Secured Second Priority Notes due 2005, together with the maturity of two-cross-currency interest rate exchange agreements in the aggregate principal amount of US$333.4 million, there was little change on either an accounting basis or on an economic basis, from that disclosed in our 2004 Annual MD&A, in the percentage of our US dollar-denominated debt hedged with cross-currency interest rate exchange agreements. As at March 31, 2005, 93.1% of our US dollar-denominated debt was hedged both on an economic basis and on an accounting basis.

There was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements during the three months ended June 30, 2005 and during the three months ended September 30, 2005. As a result, at September 30, 2005, 93.1% of our U.S. dollar-denominated debt remains hedged both on an economic basis and on an accounting basis.

Rogers Cable Inc.	-10-	Third Quarter 2005

(In millions of dollars, except percentages)	September 30, 2005			December 31, 2004
U.S. dollar-denominated long-term debt	US	$1,643.7		US	$1,935.2

Hedged with cross-currency interest rate exchange agreements	US	$1,530.0		US	$1,863.4

Hedged Exchange Rate		1.3837			1.3888

Percent Hedged		93.1	%(1)		96.3%

Effect of cross-currency interest rate exchange agreements:

Converted US $ principal of	US	$1,530.0		US	$1,863.4
at US $ fixed rate of		6.87%			7.43%
to Cdn $ fixed rate of		7.62%			8.36%
on Cdn $ principal of	Cdn	$2,117.0		Cdn	$2,587.9

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$3,077.6		Cdn	$3,299.9
Total long-term debt at fixed rates	Cdn	$2,874.6		Cdn	$3,299.9
Percent of long-term debt fixed		93.4%			100.0%

Weighted average interest rate on long-term debt		7.55%			8.33%

(1) Pursuant to the requirements for hedge accounting under AcG-13, on September 30, 2005, Cable accounted for 100% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt so that 93.1% of our U.S. dollar-denominated debt was hedged on an accounting basis, as well as on an economic basis.

(2) Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Outstanding Share Data

There were no changes in our outstanding shares during the nine months ended September 30, 2005.

Dividends and Distributions

During each quarter in 2005, we distributed $18.0 million to RCI as a return of capital. The distributions totalling $54.0 million for the nine months were recorded as a reduction in the stated capital of our Class B Common shares and were permitted under all agreements governing our outstanding long-term debt.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements are summarized in our 2004 Annual MD&A, and are further discussed in Note 11 and Note 20 of the 2004 Annual Consolidated Financial Statements. There have been no significant changes to our material contractual obligations since December 31, 2004.

Rogers Cable Inc.	-11-	Third Quarter 2005

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2004 Annual MD&A. The only significant changes to those regulations since December 31, 2004, are as follows:

Restrictions on Non-Canadian Ownership and Control

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report opposing the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Heritage and Industry departments will convene to reconcile the two positions. The Heritage Department released a report on April 5, 2005 which stated, among other things, that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally”. Industry Canada is convening a panel of experts to examine the telecommunications regulatory regime and this panel may review the foreign ownership rules applicable to telecommunications.

Competition

Unauthorized access to direct broadcast satellite (“DBS”) signals by Canadian residents with pirated DBS equipment and theft of Canadian direct-to-home (“DTH”) services are a source of significant competition to Canadian cable companies. In April 2002, the Supreme Court of Canada issued a decision clarifying that the decoding of programming signals, except in accordance with the authorization of a licenced Canadian distributor, is prohibited in Canada. The decision led to increased criminal and civil enforcement activity against black and grey market satellite television dealers in Canada. However, on October 29, 2004, a Quebec court judge issued a further decision which held that those sections of the Radiocommunication Act (Canada) that prohibit the decoding of programming signals, except as authorized by a Canadian distributor, breach the right of freedom of expression contained in the Canadian Charter of Rights and Freedoms. This decision was overturned by the Quebec Superior Court in the quarter ended March 31, 2005. Leave to appeal that decision was granted in August 2005 by the Quebec Court of Appeal.

Rogers Cable Inc.	-12-	Third Quarter 2005

UPDATE TO RISKS AND UNCERTAINTIES

Our risks and uncertainties are summarized in our 2004 Annual MD&A. The only significant changes to those risks and uncertainties since December 31, 2004, are as follows:

Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase our Costs and Adversely Affect our Business.

Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the Canadian Cable Telecommunications Association (“CCTA”) filed an application with the Ontario Energy Board (“OEB”) asking it to set a pole rate for all hydroelectric distributors or local distribution companies (“LDCs”) in Ontario. The OEB accepted jurisdiction over this matter and held a hearing in November 2004. On March 8, 2005, the OEB issued its decision. The new rate effective immediately is $22.35 per pole per year. The CCTA and the LDCs have now negotiated a model agreement for cable attachments to hydro poles. The new model contract will form the basis of negotiation between the individual cable operators and the LDCs.

Appeals of the CRTC’s Regime for Local Telephone Competition Could Affect our Delivery of Local Telephone Service.

On February 23, 2005, the Federal Government announced that a Review Panel (“Panel”) would examine Canada’s telecommunications regulatory system. That Panel was appointed and they issued a Consultation Paper. Their report to the Federal Government is expected in December 2005. On April 28, 2005, the CRTC commenced a proceeding to develop the criteria for deregulation of the incumbents’ local telephone services. A decision is expected in March of 2006. On May 12, 2005, the CRTC issued Telecom Decision CRTC 2005-28; Regulatory framework for voice communication services using Internet Protocol. This decision regulates the local telephone services of Canada’s incumbent phone companies which use Internet Protocol technology. The decision was in line with Rogers’ expectations. Regulation includes costing safeguards designed to prevent the incumbent phone companies from pricing below cost or engaging in anticompetitive conduct. Bell, SaskTel and Telus have appealed the decision to the Federal Cabinet. Also on June 13, 2005 Bell, SaskTel and Telus filed a leave application with the Federal Court of Appeal challenging the constitutionality of the winback rules, another protection for new entrants. If any of these proceedings or processes weaken the regulatory safeguards for new local telephone entrants, it could have a negative impact on our competitive local telephone service.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that we define and describe in our 2004 Annual MD&A. While these key performance indicators are not measurements under Canadian or U.S. GAAP, we believe they allow us to appropriately measure

Rogers Cable Inc.	-13-	Third Quarter 2005

our performance against our operating strategy as well as the results of our peers and competitors. They include:

•	Revenue components and average revenue per subscriber (“ARPU”);
•	Subscriber counts; and
•	Customer relationships.

We refer to three additional non-GAAP measures used in the various financial tables and discussions throughout this MD&A. The related definitions to GAAP measures of these three items are as follows:

Operating Profit

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange loss (gain), change in fair value of derivative instruments, loss on repayment of long-term debt, dividend income, writedown of investments, gains on the sales of subsidiaries and investments, and other income (expense). When we calculate operating profit for each of our cable and video segments, we exclude the impact of management fees. Operating profit is a standard measure used in the cable and communications industry to assist in understanding and comparing operating results and is often referred to by our competitors as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or operating income before depreciation and amortization (“OIBDA”). We believe this is an important measure because it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allow us to compare our company to our competitors who have different capital or organizational structures. This measure is not a defined term under Canadian or U.S. GAAP.

Operating Profit Margin

We calculate total operating profit margin after management fees by dividing operating profit by revenue. In the case of our cable segment operating profit margin, total cable operating profit before management fees is divided by total cable revenue, and for our video segment, video operating profit before management fees is divided by video revenue. This measure is not a defined term under Canadian or U.S. GAAP. Refer to “Supplemental Information - Non-GAAP Calculations” for further details on this calculation.

Additions to Property, Plant and Equipment

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the cable and Internet business requires extensive and continual investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these additions. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E directly impact our cash flow whereas depreciation and amortization are non-cash accounting measures required under Canadian or U.S. GAAP.

Rogers Cable Inc.	-14-	Third Quarter 2005

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons. Our discussions of additions to PP&E as found in the sections entitled “Additions to PP&E” in the MD&A is based on the accrual basis.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

There were no significant changes to the intercompany and related party arrangements from those disclosed in the 2004 annual MD&A. The amounts disclosed in the following table reflect intercompany charges for capital and operating expenditures:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of dollars)	2005	2004	2005	2004
RCI:
Management fees	$10,288	$9,787	$30,364	$28,746
Interest on notes payable	5,618	-	12,506	-
Interest related to capital leases	3	7	11	21
Cost of shared operating expenses	25,237	22,008	71,472	61,984
Additions to PP&E	10,918	3,924	27,650	9,287
	52,064	35,726	142,003	100,038
RWI:
Wireless products and services	901	756	2,638	2,398
Wireless products and services for resale	10,763	5,168	22,512	12,182
Transmission facilities	(326)	(822)	(978)	(1,042)
Rent expense	1,283	1,010	3,850	3,034
Consolidated billing services (1)	1,510	1,722	4,086	2,886
Subscriber activation commissions and customer service	(9,855)	(6,142)	(23,858)	(14,643)
Cost of PP&E	-	1,011	125	1,011
	4,276	2,703	8,375	5,826
Media:
Access fees	(1,340)	(1,448)	(4,967)	(4,478)
Advertising and production costs	67	637	814	1,617
Sales commissions	225	250	689	815
Programming fees	5,565	5,178	16,832	15,567
	4,517	4,617	13,368	13,521
Other:
Programming fees paid to related broadcasters	4,586	5,287	13,800	14,420
	4,586	5,287	13,800	14,420
	$65,443	$48,333	$177,546	$133,805

(1) Included in RWI’s accounts receivable at September 30, 2005 is approximately $23.6 million related to amounts outstanding for Cable services included on consolidated bills to customers.

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and/or RCI. During the three and nine months ended September 30, 2005, the total amounts paid by us to these related parties are as follows:

Rogers Cable Inc.	-15-	Third Quarter 2005

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
(in thousands of dollars)	2005	2004	2005	2004
Legal services and commissions paid on premiums for insurance coverage	$129	$-	$477	$300
Programming services	-	-	1,552	-
Interest charges and other financing fees	-	6,081	13,085	13,018
	$129	$6,081	$15,114	$13,318

Rogers Cable Inc.	-16-	Third Quarter 2005

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2004 Annual Audited Consolidated Financial Statements, Notes thereto, and our 2004 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and nine months ended September 30, 2005, there were no changes to our critical accounting policies from those found in our 2004 Annual MD&A.

NEW ACCOUNTING STANDARDS

There were no new accounting standards adopted in the nine months ended September 30, 2005.

SEASONALITY

Our operational results are subject to modest seasonal fluctuations from quarter-to-quarter. Specifically, subscriber additions and disconnections are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations or seasonal relocations, as well as our concentrated marketing efforts generally conducted during the fourth quarter. Video operations may also experience modest fluctuations from quarter-to-quarter due to the availability and timing of release of popular titles throughout the year. However, the fourth quarter has historically been the strongest quarter due to increased consumer activity in the retail cycle.

Rogers Cable Inc.	-17-	Third Quarter 2005

Rogers Cable Inc.
Supplementary Information
Calculations of Non-GAAP Measures
(As reported)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(In millions of dollars, subscribers in thousands, except ARPU figures and operating profit margin)	2005	2004	2005	2004
Core Cable ARPU
Basic cable and digital revenue	$326.7	$316.4	$963.9	$933.2
Less: RHP revenue	$(0.7)	$-	$(1.1)	$-
Core Cable revenue	$326.0	$316.4	$962.8	$933.2
Divided by: Average basic cable subscribers	2,243.0	2,245.6	2,247.2	2,257.0
Divided by: 3 months for quarter and 9 months for year-to-date	3	3	9	9
	$48.45	$46.97	$47.61	$45.94

Internet ARPU
Internet revenue	$110.4	$96.5	$322.1	$278.2
Divided by: Average Internet subscribers	1,047.3	852.7	1,006.1	826.4
Divided by: 3 months for quarter and 9 months for year-to-date	3	3	9	9
	$35.14	$37.74	$35.56	$37.40

Cable:
Operating Profit (before maagement fees)	$167.9	$166.4	$510.2	$499.9
Divided by Revenue	437.1	412.9	1,286.0	1,211.4
Cable Operating Profit Margin	38.4%	40.3%	39.7%	41.3%

Video:
Operating Profit (before management fees)	$4.1	$6.8	$14.1	$17.7
Divided by Revenue	77.1	77.4	235.5	228.3
Video Operating Profit Margin	5.4%	8.8%	6.0%	7.8%

Customer relationships (unique)
Basic cable subscribers			2,255.7	2,248.8
Internet subscribers			1,083.0	879.5
Less: Subscribers to both basic cable and Internet			(949.5)	(787.5)
			2,389.2	2,340.8
(1) Cable Operating Profit and Operating Profit margin are calculated including the impacts of RHP.

Rogers Cable Inc.	-18-	Third Quarter 2005

SUPPLEMENTAL INFORMATION:
Rogers Cable Inc.
Historical Quarterly Summary

	2005			2004				2003
(thousands of dollars,
except per share amounts)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating Revenue (1)
Cable services	$318,199	$319,056	$326,773	$310,089	$306,831	$316,298	$319,835	$288,879	$290,910	$298,657	$307,950
Internet services	104,361	107,320	110,351	89,801	91,832	96,539	100,740	75,343	79,233	81,665	86,050
Video stores operations	83,641	74,735	77,077	73,887	76,940	77,449	88,678	69,570	65,122	66,144	81,800
Intercompany eliminations	(945)	(1,032)	(1,129)	(703)	(757)	(915)	(889)	(794)	(879)	(820)	(708)
	505,256	500,079	513,072	473,074	474,846	489,371	508,364	432,998	434,386	445,646	475,092
Operating expenses
Cost of video stores sales	38,420	34,147	36,305	32,977	36,901	36,048	40,010	33,176	29,494	29,040	38,228
Sales and marketing expenses	64,490	67,900	66,070	59,289	58,332	68,300	62,833	48,814	48,686	49,293	58,275
Operating, general and administrative expenses	222,622	227,503	239,779	210,325	207,076	212,795	215,374	194,514	195,207	200,548	202,574
Management fees	10,105	9,971	10,288	9,462	9,497	9,787	10,167	8,560	8,589	8,823	9,413
Intercompany eliminations	(945)	(1,032)	(1,129)	(703)	(757)	(915)	(889)	(794)	(879)	(820)	(708)
Total operating expenses	334,692	338,489	351,313	311,350	311,049	326,015	327,495	284,270	281,097	286,884	307,782
Operating profit before management fees (1)	180,669	171,561	172,047	171,186	173,294	173,143	191,036	157,288	161,878	167,585	176,723
Management fees	(10,105)	(9,971)	(10,288)	(9,462)	(9,497)	(9,787)	(10,167)	(8,560)	(8,589)	(8,823)	(9,413)
Operating profit (1)	170,564	161,590	161,759	161,724	163,797	163,356	180,869	148,728	153,289	158,762	167,310
Depreciation and amortization	124,140	115,462	119,645	118,702	117,465	112,199	137,672	119,346	121,164	122,938	118,602
Operating income	46,424	46,128	42,114	43,022	46,332	51,157	43,197	29,382	32,125	35,824	48,708
Interest expense	(69,701)	(64,397)	(64,744)	(60,264)	(60,683)	(60,916)	(66,054)	(58,536)	(60,246)	(61,830)	(60,058)
Dividend income from affiliated company	-	-	-	-	-	-	-	1,436	1,548	1,504	-
Foreign exchange gain (loss)	(868)	(2,545)	9,211	(19,624)	(39,606)	9,512	8,629	16,991	16,345	1,507	14,459
Change in fair value of derivative instruments	1,037	173	497	18,349	21,483	(2,713)	(2,549)	-	-	-	-
Loss on repayment of long-term debt	-	-	-	(18,013)	-	-	-	-	(5,945)	-	-
Other income (expense), net	493	2,344	639	(1,024)	150	73	(71)	618	(251)	(270)	(613)
Income tax (expense) reduction	(1,385)	(1,386)	(884)	(1,044)	(1,772)	(1,472)	3,092	(2,379)	(1,706)	(1,735)	(1,721)
Net income (loss) for the period	$(24,000)	$(19,683)	$(13,167)	$(38,598)	$(34,096)	$(4,359)	$(13,756)	$(12,488)	$(18,130)	$(25,000)	$775
Basic and diluted income (loss) per share	$(0.11)	$(0.09)	$(0.06)	$(0.18)	$(0.16)	$(0.02)	$(0.06)	$(0.06)	$(0.09)	$(0.12)	$0.00

Additions to PP&E (2)	115,850	181,688	173,761	91,575	126,510	126,524	243,297	98,270	114,774	122,081	174,437

(1)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” sections.
(2)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Additions to PP&E” section.

Rogers Cable Inc.	-19-	Third Quarter 2005

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Update to Risks and Uncertainties” below and the “Risks and Uncertainties” section in our 2004 Annual MD&A.

Additional Information

Additional information relating to us, including our Annual Information Form, amended Form 20-F/A and a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Rogers Cable Inc.	-20-	Third Quarter 2005

Rogers Cable Inc.
Unaudited Consolidated Financial Statements
Three and Nine Months Ended September 30, 2005

Rogers Cable Inc.	1	Third Quarter 2005

ROGERS CABLE INC.
Unaudited Consolidated Statements of Income

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of dollars, except per share data)	2005	2004	2005	2004
Operating revenue	$513,072	$489,371	$1,518,407	$1,437,291
Cost of video store sales	36,305	36,048	108,872	105,926
Sales and marketing expenses	66,070	68,300	198,460	185,920
Operating, general and administrative expenses	238,650	211,880	686,798	627,822
Management fees	10,288	9,787	30,364	28,746
Depreciation and amortization	119,645	112,199	359,247	348,366
Operating income	42,114	51,157	134,666	140,511
Interest:
Long-term debt	(59,126)	(60,916	(186,336)	(181,863)
Notes payable to Rogers Communications Inc.	(5,618)	-	(12,506)	-
	(22,630)	(9,759	(64,176)	(41,352)
Loss on repayment of long-term debt	-	-	-	(18,013)
Foreign exchange gain (loss)	9,211	9,512	5,798	(49,719)
Change in the fair value of derivative instruments	497	(2,713	1,707	37,119
Writedown of investments	-	-	-	(494)
Gain on sale of investments	-	-	2,787	-
Other income (expense)	639	73	689	(309)
Loss before income taxes	(12,283)	(2,887	(53,195)	(72,768)
Income tax expense	884	1,472	3,655	4,288
Loss for the period	$(13,167)	$(4,359	$(56,850)	$(77,056)

Loss per share - basic and diluted (note 4)	$(0.06)	$(0.02	$(0.26)	$(0.35)

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	2	Third Quarter 2005

ROGERS CABLE INC.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of dollars)	2005	2004	2005	2004
Cash provided by (used in):
Operating activities:
Loss for the period	$(13,167)	$(4,359)	$(56,850)	$(77,056)
Adjustments to reconcile loss for the period to net cash flows from operating activities:
Depreciation and amortization	133,906	127,428	404,189	395,430
Loss on repayment of long-term debt	-	-	-	18,013
Writedown of investments	-	-	-	494
Gain on sale of investments	-	-	(2,787)	-
Unrealized foreign exchange (gain) loss	(7,353)	(8,511)	(4,831)	49,304
Change in the fair value of derivative instruments	(497)	2,713	(1,707)	(37,119)
Stock-based compensation expense	2,100	1,101	5,579	4,846
Other	7	196	247	657
	114,996	118,568	343,840	354,569
Change in non-cash working capital (note 7)	11,994	5,460	(8,626)	6,854
	126,990	124,028	335,214	361,423
Financing activities:
Issuance of long-term debt	138,000	-	592,000	860,050
Repayment of long-term debt	(46,012)	(12)	(740,683)	(733,035)
Premium on repayment of long-term debt	-	-	-	(14,475)
Financing costs incurred	-	-	(2,400)	(7,766)
Proceeds on maturity of cross-currency interest rate exchange agreements	-	-	402,191	-
Repayment on maturity of cross-currency interest rate exchange agreements	-	-	(470,825)	-
Capital distribution to Rogers Communications Inc.	(18,000)	(18,000)	(54,000)	(54,000)
Issue of notes payable to Rogers Communications Inc.	-	-	568,000	-
Repayment of notes payable to Rogers Communications Inc.	-	-	(66,000)	-
	73,988	(18,012)	228,283	50,774
Investing activities:
Property, plant and equipment expenditures	(173,761)	(126,523)	(471,299)	(344,609)
Change in non-cash working capital related to property, plant and equipment	(2,373)	2,423	(30,264)	(26,214)
Additions to video rental inventory	(14,687)	(13,787)	(46,259)	(42,112)
Pre-operating costs incurred	-	(751)	(10,690)	(751)
Proceeds on sale of investments	-	-	2,787	-
Proceeds on sale of property, plant and equipment	524	209	674	1,588
	(190,297)	(138,429)	(555,051)	(412,098)
Increase (decrease) in cash and cash equivalents	10,681	(32,413)	8,446	99
Cash and cash equivalents (deficiency), beginning of period	(20,652)	15,537	(18,417)	(16,975)
Cash deficiency, end of period	$(9,971)	$(16,876)	$(9,971)	$(16,876)
Supplemental cash flow information:
Interest paid	$52,361	$57,053	$196,522	$182,565
Income taxes paid	1,387	1,472	4,330	4,088
Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	3	Third Quarter 2005

ROGERS CABLE INC.
Unaudited Consolidated Balance Sheets

	As at
	September 30,	December 31,
(in thousands of dollars)	2005	2004
ASSETS
Current assets:
Accounts receivable	$87,745	$99,545
Other current assets	80,434	79,024
	168,179	178,569
Property, plant and equipment	2,823,842	2,709,894
Goodwill	926,445	926,445
Deferred charges	54,532	45,877
Other long-term assets	799	1,140
	$3,973,797	$3,861,925
Liabilities and Shareholder's Deficiency
Current liabilities:
Bank advances, arising from outstanding cheques	$9,971	$18,417
Accounts payable and accrued liabilities	316,239	377,578
Notes payable to Rogers Communications Inc.	743,000	241,000
Current portion of long-term debt (note 2)	601	351,526
Current portion of derivative instruments	-	69,967
Due to parent and affiliated companies (note 8)	8,430	4,468
Unearned revenue	55,251	46,561
	1,133,492	1,109,517
Long-term debt (note 2)	2,736,471	2,603,327
Derivative instruments	356,523	295,227
	4,226,486	4,008,071
Shareholder's deficiency (note 3)	(252,689)	(146,146)
	$3,973,797	$3,861,925

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	4	Third Quarter 2005

ROGERS CABLE INC.
Unaudited Consolidated Statement of Deficit

	Nine Months Ended,
	September 30,	September 30,
(in thousands of dollars)	2005	2004
Deficit, beginning of the period	$(2,047,491)	$(1,953,743)
Adjustment for change in accounting policy related to stock-based compensation	-	(2,939)
Deficit, as restated	(2,047,491)	(1,956,682)
Loss for the period	(56,850)	(77,056)
Deficit, end of the period	$(2,104,341)	$(2,033,738)

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	5	Third Quarter 2005

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three and Nine Months Ended September 30, 2005 and 2004

These interim Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) and should be read in conjunction with the Audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2004.

1.    Basis of Presentation and Accounting Policies:

These interim Unaudited Consolidated Financial Statements include the accounts of Rogers Cable Inc. and its subsidiaries (collectively “the Company”). The Notes presented in these interim Unaudited Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year-end and are not inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of what subsequent quarter’s operating results will be.

These interim Unaudited Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements. Certain comparative figures have been reclassified to conform with the current period’s presentation.

2.    Long-term Debt:

		Interest	September 30,	December 31,
(in thousands of dollars)		Rate	2005	2004
(i)	Bank credit facilities	Floating	$203,000	$-
(ii)	Senior Secured Second Priority Notes, due 2005	10.00%	-	350,889
(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iv)	Senior Secured Second Priority Notes, due 2011	7.25%	175,000	175,000
(v)	Senior Secured Second Priority Notes, due 2012	7.875%	406,385	421,260
(vi)	Senior Secured Second Priority Notes, due 2013	6.25%	406,385	421,260
(vii)	Senior Secured Second Priority Notes, due 2014	5.50%	406,385	421,260
(viii)	Senior Secured Second Priority Notes, due 2015	6.75%	325,108	337,008
(ix)	Senior Second Priority Debentures, due 2032	8.75%	232,220	240,720
(x)	Senior Subordinated Guaranteed Debentures, due 2015	11.0%	131,988	136,819
(xi)	Obligation under capital lease	8.836%	601	637

			$2,737,072	$2,954,853
Current portion of long-term debt			(601)	(351,526)
			$2,736,471	$2,603,327

In June 2005, the Company amended its bank credit facility. The maximum amount of the facility has been reduced by $75.0 million to $1.0 billion comprised of $600.0 million Tranche A and $400.0 million Tranche B. The amendment served to extend the maturity date of both Tranche A and Tranche B to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.

Rogers Cable Inc.	6	Third Quarter 2005

Long-term Debt (continued):

Repaid:

On March 15, 2005, the Company repaid on maturity US$291.5 million aggregate principal amount of its 10.0% Senior Secured Second Priority Notes due 2005. Cable had a net cash outlay of $58.1 million on the settlement of the cross-currency interest rate agreement of US$283.4 million notional amount that qualified as a hedge for accounting purposes for a portion of these 10.0% notes.

On March 15, 2005, a cross-currency interest rate agreement of US$50.0 million notional amount matured. Cable incurred a net cash outlay of $10.5 million upon settlement of this swap.

3.    Shareholder’s Deficiency:

	September 30,	December 31,
(in thousands of dollars)	2005	2004

Capital Stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received

Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares	1,436,808	1,490,808
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643
	1,828,466	1,882,466
Contributed surplus	23,186	18,879
Deficit	(2,104,341)	(2,047,491)
Shareholder's deficiency	$(252,689)	$(146,146)

i)
During the three months and nine months ended September 30, 2005, the Company distributed $18.0 million and $54.0 million, respectively, to Rogers Communications Inc. (“RCI”) and recorded these amounts as a reduction in the stated capital of the Class B Common shares.

Rogers Cable Inc.	7	Third Quarter 2005

Shareholder’s Deficiency (continued):

ii)	Stock based compensation:

During the three months and nine months ended September 30, 2005, the Company recorded compensation expense of approximately $1.6 million and $4.4 million, respectively (2004 - $0.9 million and $4.6 million, respectively), related to RCI stock options granted to employees with a corresponding amount recorded to contributed surplus.

No options were granted in the three months ended September 30, 2005 and 2004. The weighted average estimated fair value at the date of the grant for RCI stock options granted for the nine months ended September 30, 2005 was $15.34 (2004 -$11.90). The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following assumptions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Risk-free interest rate	-	-	4.01%	4.38%
Dividend yield	-	-	0.29%	0.40%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	-	-	43.93%	45.24%
Weighted average expected life of the options	-	-	5.6 years	6.1 years

4.    Loss Per Share:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of dollars, except per share amounts)	2005	2004	2005	2004
Numerator:
Loss for the period	$(13,167)	$(4,359)	$(56,850)	$(77,056)

Denominator:
Weighted average shares outstanding - basic and diluted	218,166	218,166	218,166	218,166

Loss per share for the period - basic and diluted	($0.06)	($0.02)	($0.26)	($0.35)

5.    Pensions:

During the three months and nine months ended September 30, 2005, the Company has made required contributions to the RCI pension plans in the amount of $2.1 million and $7.6 million (2004 - $5.1 million and $8.1 million). Total pension expense for the three and nine months ended September 30, 2005 was $2.1 million and $7.2 million (2004 - $5.1 million and $8.1 million). In addition, the Company recorded expense of $0.1 million and $0.2 million (2004 - $0.1 million and $0.3 million) for the three months and nine months ended September 30, 2005, related to unfunded supplemental executive retirement plans.

Rogers Cable Inc.	8	Third Quarter 2005

6.    Restricted Share Unit Plans:

During 2004, RCI established a restricted share unit plan which enables employees, officers and directors of RCI and subsidiary companies, including the Company, to participate in the growth and development of RCI by providing such persons with the opportunity, through restricted share units, to acquire a proprietary interest in RCI. Under the terms of the plan, Restricted Share Units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, RCI at its option shall redeem all of the participants restricted share units in cash or by issuing one RCI Class B Non-voting share for each restricted share unit.

During the nine months ended September 30, 2005, 45,576 (2004 - 50,916) restricted share units were issued to employees of the Company. No restricted share units were issued in the three months ended September 30, 2005 (2004 - nil). As at September 30, 2005, 96,492 restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period taking into account fluctuations in the market price of the RCI Class B Non-Voting shares. Compensation expense for the three months and nine months ended September 30, 2005 related to these restricted share units was $0.5 million and $1.2 million, respectively (2004 - $0.1 million and $0.2 million).

7.    Consolidated Statements of Cash Flows - Supplemental Information:

The changes in non-cash working capital items are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of dollars)	2005	2004	2005	2004
Cash provided by (used in):
Decrease (increase) in accounts receivable	$(11,262)	$(5,771)	$11,800	$(1,874)
Increase (decrease) in accounts payable and accrued liabilities	32,126	13,696	(32,324)	11,092
Increase (decrease) in unearned revenue	6,486	(2,658)	8,690	8,842
Decrease (increase) in other assets	(1,852)	1,154	(754)	(7,346)
Increase (decrease) in amounts due to parent and affiliated companies, net	(13,504)	(961)	3,962	(3,860)
	$11,994	$5,460	$(8,626)	$6,854

8.    Related Party Transactions:

The amounts due to (from) RCI and its subsidiaries are comprised of the following:

	September 30,	December 31,
(in thousands of dollars)	2005	2004
RCI	$10,593	$4,935
Rogers Wireless Inc. ("RWI")	(3,503)	(1,777)
Rogers Media Inc. ("Media")	1,340	1,326
Other affiliated companies	-	(16)
	$8,430	$4,468

The above amounts reflect inter-company charges for capital and operating expenditures that are short term in nature.

Rogers Cable Inc.	9	Third Quarter 2005

Related Party Transactions (continued):

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of dollars)	2005	2004	2005	2004
RCI:
Management fees	$10,288	$9,787	$30,364	$28,746
Interest on notes payable	5,618	-	12,506	-
Interest related to capital leases	3	7	11	21
Cost of shared operating expenses	25,237	22,008	71,472	61,984
Additions to PP&E	10,918	3,924	27,650	9,287
	52,064	35,726	142,003	100,038
RWI:
Wireless products and services	901	756	2,638	2,398
Wireless products and services for resale	10,763	5,168	22,512	12,182
Transmission facilities	(326)	(822)	(978)	(1,042)
Rent expense	1,283	1,010	3,850	3,034
Consolidated billing services (1)	1,510	1,722	4,086	2,886
Subscriber activation commissions and customer service	(9,855)	(6,142)	(23,858)	(14,643)
Cost of PP&E	-	1,011	125	1,011
	4,276	2,703	8,375	5,826
Media:
Access fees	(1,340)	(1,448)	(4,967)	(4,478)
Advertising and production costs	67	637	814	1,617
Sales commissions	225	250	689	815
Programming fees	5,565	5,178	16,832	15,567
	4,517	4,617	13,368	13,521
Other:
Programming fees paid to related broadcasters	4,586	5,287	13,800	14,420
	4,586	5,287	13,800	14,420
	$65,443	$48,333	$177,546	$133,805

(1) Included in RWI’s accounts receivable at September 30, 2005 is approximately $23.6 million related to amounts outstanding for Cable services included on consolidated bills to customers.

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and/or RCI. During the three and nine months ended September 30, 2005, the total amounts paid by us to these related parties are as follows:

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
(in thousands of dollars)	2005	2004	2005	2004
Legal services and commissions paid on premiums for insurance coverage	$129	$-	$477	$300
Programming services	-	-	1,552	-
Interest charges and other financing fees	-	6,081	13,085	13,018
	$129	$6,081	$15,114	$13,318

Rogers Cable Inc.	10	Third Quarter 2005

9.    Segmented Information:

For the three months ended September 30, 2005	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$437,124	$77,077	$(1,129)	$513,072
Cost of sales	-	36,305	-	36,305
Sales and marketing expenses	34,578	31,492	-	66,070
Operating, general and administrative expenses	234,634	5,145	(1,129)	238,650
Management fees	8,746	1,542	-	10,288
Depreciation and amortization	116,637	3,008	-	119,645
Operating income (loss)	$42,529	$(415)	$-	42,114
Interest:
Long-term debt				(59,123)
Intercompany				(5,621)
Foreign exchange gain				9,211
Change in the fair value of derivative instruments				497
Investment and other income				639
Income tax expense				(884)
Loss for the period				$(13,167)

For the three months ended September 30, 2004	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$412,837	$77,449	$(915)	$489,371
Cost of sales	-	36,048	-	36,048
Sales and marketing expenses	38,361	29,939	-	68,300
Operating, general and administrative expenses	208,084	4,711	(915)	211,880
Management fees	8,256	1,531	-	9,787
Depreciation and amortization	109,083	3,116	-	112,199
Operating income	$49,053	$2,104	$-	51,157
Interest:
Long-term debt				(60,909)
Intercompany				(7)
Foreign exchange gain				9,512
Change in fair value of derivative instruments				(2,713)
Investment and other income				73
Income tax expense				(1,472)
Loss for the period				$(4,359)

Rogers Cable Inc.	11	Third Quarter 2005

Segmented Information (continued):

For the nine months ended September 30, 2005	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$1,286,060	$235,453	$(3,106)	$1,518,407
Cost of sales	-	108,872	-	108,872
Sales and marketing expenses	100,829	97,631	-	198,460
Operating, general and administrative expenses	674,995	14,909	(3,106)	686,798
Management fees	25,654	4,710	-	30,364
Depreciation and amortization	350,704	8,543	-	359,247
Operating income	$133,878	$788	$-	134,666
Interest:
Long-term debt				(186,325)
Intercompany				(12,517)
Gain on sale of investments				2,787
Foreign exchange loss				5,798
Change in the fair value of derivative instruments				1,707
Investment and other income				689
Income tax expense				(3,655)
Loss for the period				$(56,850)

For the nine months ended September 30, 2004	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$1,211,390	$228,276	$(2,375)	$1,437,291
Cost of sales	-	105,926	-	105,926
Sales and marketing expenses	94,382	91,538	-	185,920
Operating, general and administrative expenses	617,133	13,064	(2,375)	627,822
Management fees	24,198	4,548	-	28,746
Depreciation and amortization	339,646	8,720	-	348,366
Operating income	$136,031	$4,480	$-	140,511
Interest:
Long-term debt				(181,842)
Intercompany				(21)
Writedown of investments				(494)
Loss on repayment of long-term debt				(18,013)
Foreign exchange loss				(49,719)
Change in fair value of derivative instruments				37,119
Investment and other income (expense)				(309)
Income tax expense				(4,288)
Loss for the period				$(77,056)

Rogers Cable Inc.	12	Third Quarter 2005